Filed by: New York Community Bancorp, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: Flagstar Bancorp, Inc. (Commission File No.: 001-16577)

From:	SPECIMEN <id@proxyvote.com>
Sent:
To:
Subject:	#NYCB21PXS# NEW YORK COMMUNITY BANCORP, INC. Special Meeting %S25532_ 0_0123456789012345_0000001%

As an investor in this security, you have	Ways to Vote
the right to vote on important issues.
Make your voice heard now!	Go to ProxyVote.com

Vote Common Shares by:	Call 1-800-690-6903

August 3, 2021

Vote Plan Shares by:

July 29, 2021

Control Number:

0123456789012345

This email represents the following share(s):

NEW YORK COMMUNITY BANCORP INC	123,456,789,012.00000
NEW YORK COMMUNITY BANCORP, INC. - 401K	123,456,789,012.00000
NEW YORK COMMUNITY BANCORP, INC. ESOP	123,456,789,012.00000
NYCB - STOCK INCENTIVE PLAN	123,456,789,012.00000
NEW YORK COMMUNITY BANCORP-EXCHANGE	123,456,789,012.00000
RICHMOND COUNTY FINANCIAL	123,456,789,012.00000
NEW YORK COMMUNITY BANCORP, INC. 401K	123,456,789,012.00000
NEW YORK COMMUNITY BANCORP, INC. ESOP	123,456,789,012.00000
NYCB NON-QUALIFIED STOCK INCENTIVE PLAN	123,456,789,012.00000

Dear New York Community Bancorp, Inc. Shareholder:

The proxy materials for the New York Community Bancorp, Inc. (the “Company”) 2021 Special Meeting of Shareholders are now available. This e-mail provides the information you need to view these materials online, cast your vote over the Internet, and (if desired) request a copy of the meeting materials.

New York Community Bancorp, Inc.’s Board of Directors unanimously recommends that the Company’s stockholders vote “FOR” a proposal to approve the issuance of Company common stock to holders of Flagstar Bancorp, Inc. common stock pursuant to the Agreement and Plan of Merger, dated as of April 24, 2021 (as it may be amended from time to time), by and among the Company, 615 Corp. and Flagstar (the “NYCB share issuance proposal”), and “FOR” a proposal to adjourn the Special Meeting, if necessary or appropriate, to solicit additional proxies if, immediately prior to such adjournment, there are not sufficient votes to approve the NYCB share issuance proposal, or to ensure that any supplement or amendment to the accompanying joint proxy statement/prospectus is timely provided to holders of Company common stock.

Your vote is very important. We urge you to take a moment now to follow the instructions provided in this e-mail and cast your vote. To view the Special Meeting Materials, please go to the Internet site specified below.

For holders as of June 18, 2021

Cautionary Statements Regarding Forward-Looking Information

Certain statements in this communication may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to NYCB’s and Flagstar’s beliefs, goals, intentions, and expectations regarding revenues, earnings, loan production, asset quality, capital levels, and acquisitions, among other matters; NYCB’s and Flagstar’s estimates of future costs and benefits of the actions each company may take; NYCB’s and Flagstar’s assessments of probable losses on loans; NYCB’s and Flagstar’s assessments of interest rate and other market risks; and NYCB’s and Flagstar’s ability to achieve their respective financial and other strategic goals.

Forward-looking statements are typically identified by such words as “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “should,” and other similar words and expressions, and are subject to numerous assumptions, risks, and uncertainties, which change over time.

These forward-looking statements include, without limitation, those relating to the terms, timing and closing of the proposed transaction.

Additionally, forward-looking statements speak only as of the date they are made; NYCB and Flagstar do not assume any duty, and do not undertake, to update such forward-looking statements. Furthermore, because forward-looking statements are subject to assumptions and uncertainties, actual results or future events could differ, possibly materially, from those indicated in such forward-looking statements as a result of a variety of factors, many of which are beyond the control of NYCB and Flagstar. The factors that could cause actual results to differ materially include the following: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive merger agreement among NYCB, 615 Corp. and Flagstar; the outcome of any legal proceedings that may be instituted against NYCB or Flagstar; the possibility that the proposed transaction will not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, or are obtained subject to conditions that are not anticipated; the ability of NYCB and Flagstar to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of the common stock of NYCB or Flagstar; the possibility that the anticipated benefits of the proposed transaction will not be realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where NYCB and Flagstar do business; certain restrictions during the pendency of the proposed transaction that may impact the parties’ ability to pursue certain business opportunities or strategic transactions; the possibility that the proposed transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; the possibility that the parties may be unable to achieve expected synergies and operating efficiencies in the proposed transaction within the expected timeframes or at all and to successfully integrate Flagstar’s operations and those of NYCB; such integration may be more difficult, time consuming or costly than expected; revenues following the proposed transaction may be lower than expected; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed transaction; NYCB’s and Flagstar’s success in executing their respective business plans and strategies and managing the risks involved in the foregoing; the dilution caused by NYCB’s issuance of additional shares of its capital stock in connection with the proposed transaction; and other factors that may affect future results of NYCB and Flagstar; and the other factors discussed in the “Risk Factors” section in NYCB’s Annual Report on Form 10-K for the year ended December 31, 2020, the “Risk Factors” section in NYCB’s Quarterly Report on Form 10-Q for the period ended March 31, 2021 and in other reports NYCB files with the U.S. Securities and Exchange Commission (the “SEC”), which are available at http://www.sec.gov and in the “SEC Filings” section of NYCB’s website, https://ir.mynycb.com, under the heading “Financial Information,” and in Flagstar’s Annual Report on Form 10-K for the year ended December 31, 2020, the “Risk Factors” section in Flagstar’s Quarterly Report on Form 10-Q for the period ended March 31, 2021 and in Flagstar’s other filings with SEC, which are available at http://www.sec.gov and in the “Documents” section of Flagstar’s website, https://investors.flagstar.com.

Important Information and Where You Can Find It

This communication may be deemed to be solicitation material in respect of the proposed transaction by NYCB and Flagstar. In connection with the proposed transaction, NYCB has filed with the SEC a registration statement (Registration No. 333-257045) on Form S-4 to register the shares of NYCB’s capital stock to be issued in connection with the proposed transaction. The registration statement includes a prospectus of NYCB and a joint proxy statement of NYCB and Flagstar. The registration statement, as amended, was declared effective by the SEC on June 25, 2021, and the joint proxy statement/prospectus was first mailed to the stockholders of NYCB and shareholders of Flagstar on or about June 28, 2021. INVESTORS AND SECURITY HOLDERS OF NYCB AND FLAGSTAR AND THEIR RESPECTIVE AFFILIATES ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT NYCB, FLAGSTAR AND THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the registration statement, including the joint proxy statement/prospectus, as well as other relevant documents filed with the SEC containing information about NYCB and Flagstar, without charge, at the SEC’s website (http://www.sec.gov). Copies of documents filed with the SEC by NYCB can also be obtained, without charge, by directing a request to Investor Relations, New York Community Bancorp, Inc., 615 Merrick Avenue, Westbury, New York 11590 or by telephone (516-683-4420). Copies of documents filed with the SEC by Flagstar can also be obtained, without charge, by directing requests to Investor Relations, Flagstar Bancorp, Inc., 5151 Corporate Drive, Troy, Michigan 48098 or by telephone (248-312-5741).

Participants in the Solicitation of Proxies in Connection with Proposed Transaction

NYCB, Flagstar, and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Information regarding NYCB’s directors and executive officers is available in its definitive proxy statement for its 2021 annual stockholders meeting, which was filed with the SEC on April 16, 2021, and certain of its Current Reports on Form 8-K. Information regarding Flagstar’s directors and executive officers is available in its definitive proxy statement for its 2021 annual shareholders meeting, which was filed with the SEC on April 15, 2021, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the solicitation of proxies in respect of the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint proxy statement/prospectus and other relevant materials filed or to be filed with the SEC. Free copies of these documents may be obtained as described in the preceding paragraph.

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